CUSIP  No.  576817100                                                Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                             Matria Healthcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    576817100
                                 (CUSIP Number)

                               David A. Wisniewski
                   Nelson Mullins Riley & Scarborough, L.L.P.
                          First Union Plaza, Suite 1400
                           999 Peachtree Street, N.E.
                               Atlanta, GA  30309
                            Telephone: (404) 817-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  576817100                                                Page 2 of 8

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Gainor  Medical  Management,  LLC

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Georgia

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*
     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  576817100                                                Page 3 of 8

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Gainor  Medical  U.S.A.  Inc.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     California

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  576817100                                                Page 4 of 8

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Mark  J.  Gainor

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Canada

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  576817100                                                Page 5 of 8

ITEM  1.     SECURITY  AND  ISSUER

     This statement relates to the Common Stock, par value $.01 (the "Shares") of Matria Healthcare, Inc. (the "Issuer"), the principal executive offices of which are located at 1850 Parkway Place, 12th Floor, Marietta, Georgia 30067.

ITEM  2.     IDENTIFY  AND  BACKGROUND

     This statement is being filed by (i) Gainor Medical Management, LLC ("GMM"), (ii) Mark J. Gainor ("Mark Gainor"), and (iii) Gainor Medical U.S.A. Inc. ("USA").

     GMM is a Georgia limited liability company the principal executive offices of which are located at 2205 Highway 42 North, P.O. Box 353, McDonough, Georgia 30253. In connection with and in partial exchange for the acquisition by GMM of the securities reported hereon, GMM sold its business to the Issuer. GMM's business at that time consisted of providing disease management services to employees and dependants of self-insured companies as well as to patients insured by Medicare, and a micro-sampling business unit which marketed and distributed lancets and other related diabetes care products.

     GMM is a manager-managed limited liability company, the management of which is vested in a three-person management committee (the "Management Committee"). Mark Gainor, Rod Dammeyer, and Raymond Donald Gainor comprise the entire Management Committee of GMM (collectively, the "Managers"). Rod Dammeyer is the Management Committee designee of EGI-Gainor Investors, L.L.C. ("EGI-Investors"), a minority investor in GMM. Additional information concerning EGI-Investors and Mr. Dammeyer is set forth in Appendix A hereto.
                             ----------

     Mark Gainor's business address is at 2205 Highway 42 North, P.O. Box 353, McDonough, Georgia 30253. Mark Gainor's principal occupation or employment is as President of Lucor Holdings, LLC, a company which provides management services to the Issuer. The business address for Lucor Holdings, LLC is at 2205 Highway 42 North, P.O. Box 353, McDonough, Georgia 30253. Mark Gainor is a citizen of Canada.

     USA is a California corporation and is the majority member of GMM and is controlled by Mark Gainor. The principal executive offices of USA are located at 2205 Highway 42 North, P.O. Box 353, McDonough, Georgia 30253. Mark Gainor is the sole director, President, Treasurer and Secretary of USA. USA no longer carries on a business.

     During the last five years, to the best knowledge of the persons filing this statement, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP  No.  576817100                                                Page 6 of 8

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  AND  OTHER  CONSIDERATION

     The funds or other consideration used to acquire the Issuer's securities consisted of GMM's assets and the assumption by Issuer of certain debt of GMM. More particularly, on January 19, 1999, GMM sold substantially all of its assets to Issuer in exchange for cash, the assumption of certain of GMM liabilities, a presently exercisable warrant to purchase 4,000,000 shares of the Issuer's common stock (the "Warrant"), 10,000 shares of Series A convertible preferred stock which is presently convertible into 2,222,222 shares of the Issuer's common stock)(the "Convertible Preferred Stock") and 35,000 shares of the Issuer's Series B Preferred Stock, all pursuant to a Purchase and Sale Agreement dated as of December 21, 1998 between GMM and Issuer which is filed as
Exhibit 7.2  hereto  and  is  incorporated  by  reference  into  this  Item  3.

ITEM  4.     PURPOSE  OF  TRANSACTION

     The purpose of the acquisition of the Issuer's securities was for investment by GMM and/or its members. None of the persons filing this report has any plans to acquire additional securities of the Issuer. However, GMM may in the future dispose of the securities of the Issuer which it now holds by making a pro rata distribution to its members. In connection with the acquisition, Mark Gainor and Rod Dammeyer became members of the board of directors of the Issuer.

ITEM  5.     INTEREST  IN  THE  SECURITIES  OF  THE  ISSUER

(a) (i) GMM beneficially owns 6,222,222 shares or approximately 14.6% of the outstanding Shares. These shares consist of 4,000,000 shares issuable upon exercise of the Warrant, and 2,222,222 issuable upon conversion of the Convertible Preferred Stock (collectively, the "Issuer Securities").

(ii) Mark Gainor beneficially owns 6,222,222 shares or approximately 14.6% of the Issuer's common stock by virtue of the fact that he is a owns, directly or indirectly, a majority of GMM. In accordance with Rule 13d-4, Mark Gainor disclaims beneficial ownership of 1,247,182 shares which are attributable to the owners of GMM other than himself and companies that he controls.

(iii) USA beneficially owns 6,222,222 shares or approximately 14.6% of the Issuer's common stock by virtue of the fact that it is the majority member of GMM. In accordance with Rule 13d-4, USA disclaims beneficial ownership of 2,811,822 shares the ownership of which is attributable to members of GMM other than USA.

(b) GMM shares the power to vote and/or dispose of all 6,222,222 shares with Mark Gainor and USA. USA shares this power because it is the majority owner of GMM. Mark Gainor shares this power because he is one of three Managers of GMM and because he is the majority owner of USA. No person or entity has the sole power to vote and/or dispose of any of the 6,222,222 shares.

CUSIP  No.  576817100                                                Page 7 of 8

(c) There have been no transactions involving the Issuer's securities by the persons filing this report in the past 60 days other than the transaction which is the subject of this report.

(d) The Managers, as such, have the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer Securities. USA, as the majority member of GMM, shares this power. The persons to whom the Managers may direct such dividends or proceeds are the members of GMM. The only member of GMM to which more than 5% of the Issuer's securities (or the proceeds or dividends thereof) might be directed is USA.

(e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships other than those contracts listed in Item 7 hereof.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit No.  Identification of Exhibit
7.1   **     Joint  Filing  Agreement  between Gainor Medical  Management,  L.L.C. and
             Gainor  Medical  U.S.A.,  INC.  dated  as  of  January  27,  1999.

7.2   **     Purchase  and  Sale  Agreement between Matria Healthcare, Inc. and Gainor
             Medical  Management,  L.L.C.  dated  as  of  December  21,  1998.

7.3   **     Standstill Agreement dated January 19, 1999 by and among the Issuer, Mark
             Gainor,  and  SZ  Investments,  L.L.C.

______________________
*     Incorporated  by  reference
**    Filed  herewith


                                   Appendix A
                                   ----------

     Rod Dammeyer is Managing Partner of Equity Group Corporate Investments of Equity Group Investments, L.L.C. ("EGI LLC"), a Delaware limited liability company that is a privately owned investment management firm.

     EGI-Investors is a Delaware limited liability company whose managing member is SZ Investments, L.L.C. ("SZ"). The managing member of SZ is Zell General Partnership, Inc., an Illinois corporation whose sole shareholder is the Zell Revocable Trust and its sole director is Samuel Zell. Mr. Zell is Chairman of the Board of Directors of EGI LLC and EGI-Investors.

     The principal business address of Messrs. Dammeyer and Zell and each of EGI LLC, EGI-Investors, SZ and the Zell General Partnership, Inc. is Two North Riverside Plaza, Chicago, Illinois 60606. Messrs. Dammeyer and Zell are United States citizens.


                      (signatures begin on subsequent page)

CUSIP  No.  576817100                                                Page 8 of 8

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January  27,  1999.

GAINOR  MEDICAL  MANAGEMENT,  LLC           MARK  J.  GAINOR:

By:  /s/  Mark  J.  Gainor
     ---------------------------------
          Mark  J.  Gainor,  President      /s/  Mark  J.  Gainor
                                            ---------------------



                                            GAINOR  MEDICAL  U.S.A.  INC.


                                            By:/s/  Mark  J.  Gainor
                                               ---------------------------------
                                                    Mark  J.  Gainor,  President

                               INDEX TO EXHIBITS

EXHIBIT     SEQUENTIAL
NUMBER      DESCRIPTION
-------     --------------------------------------------------------------------
7.1   **    Joint  Filing  Agreement  between Gainor Medical  Management,  L.L.C. and
            Gainor  Medical  U.S.A.,  INC.  dated  as  of  January  27,  1999.

7.2   **    Purchase  and  Sale  Agreement between Matria Healthcare, Inc. and Gainor
            Medical  Management,  L.L.C.  dated  as  of December 21, 1998.  (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

7.3   **    Standstill Agreement dated January 19, 1999 by and among the Issuer, Mark
            Gainor,  and  SZ  Investments,  L.L.C.

______________________
*     Incorporated  by  reference
**    Filed  herewith